Exhibit (a)(1)(j)

June 18 is deadline for Stock Option Exchange Program participation

On May 20, Agilent announced the beginning of the Stock Option Exchange Program. As a reminder to all Agilent employees who hold eligible options, the last time to make, change or withdraw your election is June 18 at 5 p.m. Pacific Time. Agilent will cancel all stock options elected for exchange shortly thereafter. The program is completely voluntary. Participation is not required.

The new stock options will have an exercise price equal to the fair market value of Agilent common stock on the new grant date, which is expected to be December 22, 2003, except in France. In order to receive the new options, employees must be employed by Agilent continuously through the new grant date. If an employee elects to exchange any options and is not employed with Agilent for any reason, including but not limited to Workforce Management, at the time the new options are granted, the employee will not receive any new options, cancelled options will not be reinstated and cash compensation will not be given in lieu of new options.

If you are employed in Argentina, Austria, Belgium, Brazil, France, Germany, Italy, Japan, The Netherlands, Philippines, Russia, Spain, Switzerland or Venezuela, you must submit a signed Election Agreement to Mellon Investor Services. This signed form must be received by June 18th at 5 p.m. Pacific Time in order for your election to be valid. To verify that Mellon has received your form, check the Mellon web site at http://www.corporate-action.net/Agilent or call Mellon at the number listed below. Employees in all other countries are not required to submit signed Election Agreements and may complete their elections online.

For slides and questions and answers that provide more information about the program, visit the Agilent stock option Web site at http://stockoptions.corporate.agilent.com.

This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (toll-free from within the United States) or 201-329-8467 (from outside the United States, at no charge to the caller).